

Annual Report

2020

APHIOS® PHARMA LLC

# Annual Report 2020

Throughout this document, mentions of [COMPANY] refer to Aphios Pharma LLC, a limited liability corporation formed on July 6th, 2018 in Delaware (the “Company”). The Company’s physical address is 3-E Gill Street, Woburn, MA 01801.

You may contact the Company by emailing mail@aphios.com. This annual report is posted on the Company’s website, www.aphios.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

---

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

# Table of Contents

# Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Aphios Pharma LLC ("[COMPANY]" or "Company") is a corporation formed on July 6th, 2018, in Delaware. The Company's physical address is 3-E Gill Street, Woburn, MA 01801. The Company's web site may be accessed at Aphios.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

## Dr. Trevor P. Castor

*Board positions with Aphios Pharma LLC*

| Dates | Position | Principal Occupation |
|---|---|---|
| 2018 – present | Chairman | CEO, Aphios Corporation |

*Positions with Aphios Pharma LLC*

| Dates | Position | Responsibilities |
|---|---|---|
| 2018 – present | President & CEO | Develop and manage the ongoing business |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 1993 – present | Aphios Corporation | 30 years of diversified management, technology, marketing, and business experience in the biotech/pharma industries |

3.  What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Aphios Corporation owns 18,000,000 shares of membership units, representing a voting power of 90%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Aphios® Pharma is developing FDA-approved, cannabis-based drugs for treating highly unmet central and peripheral nervous system disorders of opioid addiction and pain that are only partially and anecdotally addressed by medical marijuana.

Aphios® Pharma is dedicated to the delivery, development and commercialization of cannabis-based drugs for CNS and other debilitating disorders.  We will manufacture and utilize pharmaceutical-grade pure natural cannabinoids in stable, bioavailable nanoformulations, following cGMP guidelines of the FDA and Schedule 1 requirements of the Drug Enforcement Administration (DEA). These cannabinoid nanoformulations will be used to establish clinical evidence for treating highly unmet central and peripheral nervous system disorders such as opioid addiction and pain, epilepsy, Parkinson's disease and Multiple Sclerosis that are only partially and anecdotally addressed by medical marijuana.

Apart from the recent FDA approval of Epidiolex (GW Pharma, London, England) for specific cases of childhood epilepsy, there is little rigorous clinical evidence of the efficacy of cannabinoids for significant peripheral and central nervous system neurological disorders, and a lack of availability of pharmaceutical-grade cannabinoids to conduct rigorous clinical studies.  These issues are compounded by a prohibitive DEA, NIH and FDA regulatory environment for developing FDA-approved, cannabis-based drugs.  From a technical perspective, cannabinoids are very hydrophobic (poorly water soluble) making formulation difficult and bioavailability poor; also, cannabinoids are very oxygen sensitive and unstable, contributing to inconsistencies in therapeutic performance.

We plan to initially develop, in compliance with the DEA, FDA-approved cannabinoid therapeutics that target opioid addiction and CIPNP.

5. How many employees does the Company currently have? (§ 227.201(e))

12

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

Treatments are all in the developmental stage.  Product launches are not expected until 2023.  FDA approvals must be obtained after development of treatment.

Our target markets and products include APH-1501 for Opioid Addiction and Pain, APH-1502 for Adult Epilepsy, APH-1503 Chemotherapy Induced Peripheral Neuropathic Pain (CIPNP), APH-1403 for Multiple Sclerosis, and APH-0802 for Chemotherapy Induced Nausea and Vomiting (CINV) and Cachexia.

Our APH-1502 product, a nanoencapsulation of CBD, is targeted to treat chemotherapy-induced peripheral neuropathic pain (CIPNP).  CIPNP is a common adverse effect of many anticancer drugs.  CIPNP accounted for 42.4% of the global neuropathic pain market of $5.2 billion in 2016, reflecting its use by cancer patients even when therapeutic interventions are poorly available [Persistence Market Research, 2016].  Opioid based therapies are in place to offset some of the symptoms associated with CIPNP but have their own host of negative side-effects and in some cases are deemed ineffective. CIPNP can lead to the cessation of treatment in cancer patients, even when alternative therapies are not available. There is anecdotal and clinical evidence that CBD, a non-psychotropic component of Cannabis (marijuana) can be used to alleviate CIPNP. However, its efficacy is limited by its poor water solubility and bioavailability. Our overall aim is to develop a non-opioid, sustained release pill that can be taken 2-3 times a day for CIPNP. Our next steps for APH-1502 are similar to those of APH-1501.

Our primary competitor is GW Pharmaceuticals which recently received approval for a purified CBD for childhood epilepsy. GW is also developing Sativex, a mixture of Δ9-THC and CBD in an ethanol-oil formulation for multiple sclerosis, and is clinically investigating a purified CBD product for opioid addiction. GW Pharmaceuticals' strengths are that they are an established cannabinoids company with approved drugs and high name recognition. GW Pharmaceuticals weaknesses include formulation and delivery of cannabinoids. GW Pharma was recently acquired by Jazz Pharmaceuticals. The competitive landscape of our products includes: (1) pharmaceutical and biotechnology companies such as Biogen, Sanofi, Pfizer and Merck with non-cannabis-based drugs against similar disease targets; (2) pharmaceutical companies such as Slovay/AbbVie, Par Pharmaceuticals, Actavis, Insys and Valeant with synthetic cannabinoids, primarily Dronabinol (Δ9-THC).

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

| Class of security | Amount authorized | Amount outstanding | Voting rights | Other terms |
|---|---|---|---|---|
| Membership Units | 101,070,000 | 20,046,502 | Yes | |

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The initial valuation of $1.00 per share was established to raise capital.  We have valued the company using both the discounted cash flow method and venture capital method.  These valuation methods generated values between $80 million and $115 million.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Aphios Pharma LLC, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Aphios Pharma LLC and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date |
|---|---|---|---|
| None | | | |

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

| Date of Offering | Securities Offered | Amount Sold | Exemption | Use of Proceeds |
|---|---|---|---|---|
| None | | | | |

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

[IF DOES NOT APPLY WRITE "DOES NOT APPLY"]

DOES NOT APPLY.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Aphios Pharma is still in the drug development stage and did not have expenditures for 2020. Additional capital will be required to continue development of products.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

# Ongoing Reporting Requirements

Aphios Pharma LLC has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Aphios Pharma LLC will file a report electronically with the SEC annually and post the report on its web site (www.aphios.com) no later than 120 days after the end of each fiscal year covered by the report.

# ΑPHIOS® PHARMA LLC

**Aphios Pharma LLC**
**Balance Sheet**
**December 31, 2020**

## Assets

Current Assets

| | |
|---|---:|
| Cash | $1,386 |
| Total Current Assets | 1,386 |

Other Assets

| | |
|---|---:|
| Due from related party | 42,112 |
| Total Other Assets | 42,112 |
| Total Assets | $43,497 |

## Liabilities and Owner's Equity

Current Liabilities

| | |
|---|---:|
| Due to related party | $16,195 |
| Total Current Liabilities | 16,195 |

Member's Equity / Deficit

Membership Units, unlimited units Authorized
20,000,000 units issued and outstanding

| | |
|---|---:|
| Additional Paid In Capital | 46,502 |
| Accumulated Deficit | (19,200) |
| Total Owner's Equity | 27,302 |
| Total Liabilities & Owner's Equity | $43,497 |

# APHIOS® PHARMA LLC

**Aphios Pharma LLC**
**Income Statement**
**December 31, 2020**

|  | Year to Date |
|---|---:|
| Revenues | $0 |
| **Total Revenues** | **0** |
|  |  |
| Cost of Sales | 0 |
| **Total Cost of Sales** | **0** |
|  |  |
| **Gross Profit** | **0** |
|  |  |
| **Expenses** |  |
| Service Fees | 1,399 |
| Local taxes | 150 |
| Office Expense | 266 |
| Legal Fees | 1,885 |
| Accounting Fees | 0 |
| Marketing Expense | 9,955 |
| Travel | 964 |
| Interest Expense | 215 |
| Other | 1,100 |
| **Total Expenses** | **15,933** |
|  |  |
| **Net Income** | **-$15,933** |

**Aphios Pharma LLC**
**Statement of Cash Flows**
**December 31, 2020**

**Cash Flows From Operating Activities:**

Net Loss                                                                                    -$15,933

Adjustments to Reconcile Net Income to net cash used in
  operating activities:

Depreciation and amortization

(Increase) Decrease in accounts receivables                                                       0

Increase (Decrease) In accounts payable and accrued expenses                                 15,795

  Net Cash Provided in Operating Activities                                                 -138

**Cash Flows From Investing Activities:**

(Acquisition) Disposal of property and equipment                                                  0

  Net Cash Used in Investing Activities                                                         0

**Cash Flows From Financing Activities:**

Net Proceeds from Common Stock & Additional Paid In Capital

Net Proceeds (Repayment/Conversion) From Borrowings

Principal payments

  Net Cash Provided By Financing Activities                                                     0

Net Cash Increase (Decrease) For Period                                                        -138

Cash at Beginning of Period (01/01/19)                                                        1,524

Cash and Investments at End of Period                                                      **$1,386**

# APHIOS® PHARMA LLC

**Aphios Pharma LLC**
**Balance Sheet**
**December 31, 2019**

`

## Assets

| | |
|---|---:|
| Current Assets | |
| Cash | $1,524 |
| Total Current Assets | 1,524 |
| | |
| Other Assets | |
| Due from related party | 42,112 |
| Total Other Assets | 42,112 |
| | |
| Total Assets | $43,635 |

## Liabilities and Owner's Equity

| | |
|---|---:|
| Current Liabilities | |
| Due to related party | $400 |
| Total Current Liabilities | 400 |
| | |
| Member's Equity / Deficit | |
| Membership Units, unlimited units Authorized | |
| 20,000,000 units issued and outstanding | |
| Additional Paid In Capital | 46,502 |
| Accumulated Deficit | -3,267 |
| Total Owner's Equity | 43,235 |
| | |
| Total Liabilities & Owner's Equity | $43,635 |

**Aphios Pharma LLC**
**Income Statement**
**December 31,2019**

| | |
|---|---:|
| **Revenues** | **$0** |
| Total Revenues | **0** |
| | |
| Cost of Sales | **0** |
| **Total Cost of Sales** | **0** |
| | |
| **Gross Profit** | **0** |
| | |
| **Expenses** | |
| Bank / Paypal Fees | 1,355 |
| Permits & Fees | 150 |
| Prof Fees: Acctg and Audit | 1,750 |
| **Total Expenses** | **3,255** |
| | |
| **Net Income** | **-$3,255** |

14